SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

018680306

(CUSIP Number of Class of Securities)

Peter C. Chang

Chief Executive Officer

Alliance Fiber Optic Products, Inc.

275 Gibraltar Drive

Sunnyvale, California 94089

(408) 736-6900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo

Gabriella A. Lombardi

Matthew K. Desharnais

Pillsbury Winthrop  Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, and the exhibits thereto, the “Schedule 14D-9”) of Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. The Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Corning Incorporated, a New York corporation (“Corning” or “Parent”), to purchase all of the issued and outstanding common stock of AFOP, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the common stock of AFOP pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each a “Share” and collectively, the “Shares”) at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.                          Additional Information

Item 8 —“Additional Information” is hereby amended and supplemented to include the following new section:

“Certain Litigation

Following the announcement that the Company had entered into the Merger Agreement with Parent and Purchaser on April 7, 2016, on April 22, 2016, a complaint captioned Stephen Bushansky v. Alliance Fiber Optic Products, Inc., et al. Case No. 16-CV-294245 was filed in the Superior Court of California, County of Santa Clara naming as defendants AFOP, the Company Board, Corning and Purchaser. This action purports to be a class action brought by a stockholder alleging, among other things, that the members of the Company Board breached their fiduciary duties by approving the Merger Agreement, and that AFOP, Corning and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, either to enjoin the proposed transactions or to rescind the transactions in the event the transactions are consummated.

The outcome of this litigation cannot be predicted with certainty; however, AFOP, Corning and Purchaser believe that the lawsuit is without merit and intend to vigorously defend against it. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.”

Item 9.                          Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)*	Frequently Asked Questions for Holders of Stock Options and Restricted Stock Units under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan first used April 28, 2016.

*Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2016	Alliance Fiber Optic Products, Inc.

	By:	/s/ Anita K. Ho
Anita K. Ho
Acting Chief Financial Officer